Filed by The News Corporation Limited
                         Pursuant to Rule 425 under the Securities Act of 1933

                             Subject Companies: Hughes Electronics Corporation
                                                    General Motors Corporation
                                                Commission File No. 333-105851
                                                Commission File No. 333-105853



Chairman's Address - K. Rupert Murdoch

News Corporation Annual General Meeting
Adelaide

15 October 2003

Let me welcome the many hundreds of you to this 2003 Annual General Meeting of The News Corporation Limited and say what a pleasure it is to be with you all again and to celebrate the year 2003 fiscal year, which delivered the magnificent operating profit of A$4.4 billion.

While many of our competitors continued to grapple with the hangovers of the 90s excesses, we steamed ahead to end the year with the strongest balance sheet and competitive position we have ever enjoyed.

Let me briefly summarise our results. Full-year revenues were up 15 per cent to US$17.5 billion, while operating income increased 36 per cent to a record US$2.5 billion. Those record profits came not from one or two operations but from record results at a wide swathe of our businesses, including film, cable, publishing, Australian newspapers, STAR in Asia, and the FOX Television stations in the US. Along with record profits, we increased our cash flow, paid down debt and significantly improved the health of our company. By 30 June 2003, we had effectively put another US$1.4 billion in the bank, increasing our cash to US$4.9 billion, while reducing debt by US$460 million to US$8.2 billion.

To run through the performance at each of our operating segments, let me start with Filmed Entertainment where earnings increased to US$641 million, a 36 per cent jump over the 2002 results, while our home entertainment business continued to break records and our film studio continued its extraordinary run of profitable box office releases. Movies such as "X2: X-Men United", "Dare Devil", "Phone Booth", and a string of others gave us great returns at the box office, while previous movie hits quickly became best-selling DVD and video titles, including "Ice Age", "Shallow Hal", "Behind Enemy Lines" and others. It is no secret that those DVD and video releases have added tremendous stability to our filmed entertainment earnings and they provided the bulk of the earnings increase in the segment. Of course, the contribution of our television studios should not be forgotten. Twentieth Century Fox Television is scheduled to supply 24 series for the major American networks - not just the FOX network but ABC, CBS, NBC and the WB - in the 2003-2004 television season. The syndication profits from existing or former hits such as "King of the Hill", "The Simpsons" and "X-Files" as well as profits from the TV DVD market that we pioneered last year continued to grow and buoy the segment's bottom line.

Results at the television segment included record contributions from the Fox Television Stations group, the first full year of profitability at STAR, and a dramatic decrease in the losses at the FOX network. The US broadcast television operations were dominated by the best-ever ratings at the FOX network. Fox came within a hair's breadth of toppling NBC for the crown among US networks, and in fact won the ratings race in both the February and May 2003 sweeps period on the back of hits such as "Joe Millionaire", "American Idol", "24", "The Simpsons", "That 70s Show", and "Bernie Mac". The 16 per cent prime time ratings improvement for the year at Fox helped lift operating income, but it also gave a terrific boost to our station group, which is our most profitable business, and which in turn increased earnings by 24 per cent, thanks to increased market share, higher ratings,and the efficiencies we have gained from the integrating of our duopoly stations. The station group now comprises 35 television stations covering nearly 40 per cent of the US market and it increased its margins to 46 per cent during fiscal 2003.

Meanwhile, we started to reap the rewards of our long-held faith and our years of hard work at STAR in Asia. STAR's strength, particularly in India, fuelled its first ever full year of profitability, even as the platform absorbed start-up losses in mainland China and elsewhere in Asia. All told, operating income at our television businesses was up a dramatic 46 per cent to US$851 million.

As good as the growth in the television segment was, the cable network programming segment remained the fastest growing area of the entire company. Earnings more than doubled to US$430 million in fiscal 2003, and I am convinced there is considerable growth remaining in this exciting business. Fox News Channel confirmed itself as the darling of the news-watching public by increasing its lead over its competitors, despite predictions that its popularity would wane as soon as the war in Iraq started. Instead, its popularity soared.

Elsewhere, the Fox Sports News and FX lifted profits through a combination of increased subscriber numbers, higher affiliate fees and better ratings. FX added a second hit series, "Nip/Tuck", which premiered earlier in fiscal 2004, to its previous record-breaking and 4 award-winning Series, "The Shield". FX's original movie "44 Minutes: The North Hollywood Shootout" drew more than six million viewers to become the channel's best-rating program ever. These successful series, coupled with the tremendous ratings for its original movies, have helped cement FX as a powerhouse in original programming and a valuable asset among our growing stable of pay-TV channels.

Meanwhile, newer channels such as National Geographic and SPEED continued to grow rapidly. The National Geographic Channel in the US, which is two-thirds owned by News Corporation, increased subscribers more than 50 per cent to reach 43 million homes by the end of fiscal 2003.

In the print arena, News Corporation remains a world leader. Our newspapers serve their communities with pride here in Australia, as well as in the United Kingdom and the United States. The foundation of this company is its newspapers, and they remain the soul of who we are: they epitomise the "can-do" spirit that has naturally filtered down to all parts of our group. The competitive drive at each and every one of our newspapers - whether it's a national broadsheet, a capital city daily or a suburban weekly - is present in the very DNA that makes News Corporation.

Nowhere was the health of our papers more evident than here in Australia, where operating income grew to record levels. In the United States The New York Post attracted new advertisers and grew circulation at a pace unmatched by any other major newspaper in the country, or perhaps the world. We remain confident that this great newspaper can tip the balance of the New York tabloid market in its favour and reach profitability in the next few years. Meanwhile, in Britain a price war, started by a competitor of The Sun, lowered earnings but led to circulation gains that we intend to hold on to now that the price war has ended. It is already showing results in advertising, where we have a 5 per cent gain in market share as against a loss of 1 per cent to our competitor that started that price argument.

Elsewhere among our print assets, HarperCollins books performed admirably worldwide, achieving book sales that placed 111 books on the New York Times best seller lists, including 13 number ones. Meanwhile, our News American Marketing arm made steady gains in market share and solidified its place as a clear industry leader with innovative new products. Among magazines, The Weekly Standard continued to build on its position at the centre of conservative political thought in Washington, while the beautifully produced "donna hay" and "InsideOut" achieved substantial circulation growth here in Australia.

On the subject of magazines, one of the few dark clouds that hung over us last year was the situation at Gemstar-TV Guide, a problem area we worked hard, long and successfully to resolve. With the removal of the former management and the installation of new key executives, as well as a relaunch of TV Guide magazine, we are already on our way to restoring the lustre to this powerful and respected brand. Only last week Gemstar signed an important 12-year contract with Time Warner Cable that ensures a TV Guide-branded interactive programming guide will be deployed throughout Time Warner's digital's cable subscribers. The deal means that Gemstar-TV Guide now has contracts in place covering 12 million active digital cable subscribers, and we expect many more in the future.

Finally, we introduced a new segment in the final quarter of fiscal 2003, Direct Broadcast Satellite Television. The segment essentially represents the performance of our 80 per cent-held Sky Italia, which was formed out of the merger of STREAM and Telepiu in Italy. Together with our partner, Telecom Italia, we acquired Telepiu in April this year, and I believe the combined platform will one day be one of News Corp's shining jewels. The combined platform was relaunched at the end of July, and has met or exceeded all of our expectations since. In the first eight weeks after its relaunch 1.4 million subscribers swapped to the new service, while we added a better-than-expected 280,000 new subscribers. Many of these new subscribers, as well as those who swapped to the new service, chose premium packages. We anticipate that Sky Italia will reach profitability within the next 18 months and that it will have a very steep growth after that. To say the least, we are all very excited about Sky Italia's prospects.

I view Sky Italia's potential as being on a par with the world-class performance of our 35 per cent-owned BSkyB. In fiscal 2003, for the first time since our 1998 decision to convert Sky to an entirely digital service, BSkyB generated positive earnings contributions to News Corporation. It was worth the wait. In that time subscribers have doubled, and we have developed a truly world-leading direct-to-home television service that is the envy of competitors in Britain and pay-TV companies around the world. Many of the successes we have achieved at BSkyB will be replicated at Sky Italia, and indeed, at each of our pay-TV platforms around the world.

That brings me to perhaps the most exciting event of the past year, which is of course our anticipated acquisition of a 34 per cent stake in Hughes Electronics, the owner of America's leading direct-to-home satellite service, DIRECTV. It remains our hope and our expectation that this deal will receive the proper regulatory approvals in the coming weeks and that we will be able to close the transaction by the end of calendar 2003. It is our intention to immediately set about improving the DIRECTV experience for consumers, with enhanced interactive services, broader local-into-local coverage, new technological offerings, such as personal video recorders, and greatly improved customer service. All these things will, I believe, enable us to compete head-to head with the presently dominant cable companies by giving consumers greater choice and better services. That will lead to greater returns for shareholders of Hughes, Fox Entertainment Group and News Corporation. I expect that I will have a great deal to tell you about Hughes and DIRECTV when we meet here again next year.

The anticipated completion of the DIRECTV transaction will mark the culmination of a long-time pursuit by our company of providing the missing link in a global satellite television platform that will span four continents and encompass 23 million subscribers at its beginning, all of which will give us, I believe, the perfect balance of assets for a media company, the right mix of subscription and advertising revenues, the right mix of content and distribution businesses, and a geographic breadth that is unmatched by any media company in the world today.

Let me speak a little about corporate governance, a topic that has taken on far greater significance in the past few years with several high-profile corporate collapses here and in the United States. We have always been careful to meet the spirit and the letter of the law on corporate governance, and the past year has been no exception, as we have undertaken many changes to comply with the Sarbanes-Oxley Act, new SEC rules, and newly proposed New York Stock Exchange Listing Rules in the United States, as well as revised guidelines at the Australian Stock Exchange.

News Corporation has reconstituted its three board committees. The Audit Committee, Nominating and Corporate Governance Committee, 10 and the Compensation Committee will - and does - consist solely of nonexecutive directors who will satisfy the "independence" requirements of the proposed NYSE rules when those rules become effective. The NYSE rules are generally more restrictive than the ASX guidelines.

During the fiscal year, Stan Shuman resigned from the Audit Committee, and Graham Kraehe, who is present with us today, was appointed chairman of that committee. Mr Kraehe has a great deal of expertise in financial matters and, as you all know, is one of Australia's most respected and influential business leaders.

Also during the year the former Nominating Committee was restructured to form the nominating and corporate governance committee and the three new independent members were appointed: Geoff Bible, Ken Cowley and Rod Eddington. This committee is charged with recommending nominees for the company's board of directors and with advising and making recommendations to the board on corporate governance matters.

Finally, the Compensation Committee was restructured and took over the role of the former Share Option Committee. Andrew Knight, as chairman, and Tom Perkins
- again independent, non-executive directors - were appointed to this committee. Dr Erkko was also a member. As a 11 consequence of Dr Erkko's retirement from the board, at the next board meeting, Rod Eddington will be nominated to become a member of this committee. This committee has been meeting without the presence of any executive directors to discuss the compensation of all the executive directors and other senior management in the company. The compensation of your chairman and chief executive for the past fiscal year was decided by the non-executive directors sitting without the presence of the executive directors, upon recommendation of the Compensation Committee.

News Corporation is proud of its record of scrupulous corporate governance, and it will continue to comply with the changing rules and regulations in each of the markets in which we operate. Our high standards of corporate governance have shielded us from any of the difficulties and scandals that have faced too many other companies in the past few years. I have full confidence that we have a management team as honest as it is capable.

Much credit for our good reputation, as well as our outstanding results in fiscal 2003, must also go to our 37,000 hard-working and talented employees around the world. The combined efforts of our managers and employees produced record profits last year, and we are on target to repeat the performance this year. As we said when we released our year-end results in August, we anticipate operating income growth at News Corporation in the high-single to low double digit range this year. Based on the performance of our businesses so far in fiscal 2004, I am very confident that we will meet these targets. Based on present trends, as well as our expectations for many of our developing businesses, I believe we can achieve average annual earnings growth of 20 per cent in the coming years.

I want to end on a personal note. Last month marked an anniversary of sorts:
50 years since I assumed control of News Limited, then a small South Australian publishing company just across the road from here, where we started our growth out of Adelaide News. You will not have noticed the milestone, because we did not make any fuss about it. In fact, I did not even know about it until somebody pointed it out to me recently. At News Corporation we are guided by the success of those past 50 years, as well as by some of the mistakes we have made along the way, but what truly drives us are the opportunities for the next 50 years. I want to say to you that I am tremendously proud to have had the privilege of leading this company and its wonderful employees, and proud to have served its shareholders and investors for the past 50 years.

                                     * * *

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the company and its business, operations, financial condition and the industry in which it operates and the factors described in the company's filings with the Securities and Exchange Commission, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein. The company disclaims any obligation to update the forward-looking statements contained herein.

In connection with the proposed transactions, on August 21, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News Corporation") filed definitive materials with the Securities and Exchange Commission ("SEC"), including a Definitive Proxy Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC's website, www.sec.gov. The documents may also be obtained free of charge by directing such request to: News America Incorporated, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036, Attention: Investor Relations.